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                                                                    EXHIBIT 99.9

                                   MEMORANDUM

TO:            Holder of LightSpeed International, Inc. Options

FROM:          Cisco Systems, Inc.

DATE:          February     , 1998

RE:            Assumption of Stock Options
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               As you know, LightSpeed International, Inc. ("LightSpeed") was recently acquired by Cisco Systems, Inc. ("Cisco") through a merger effected on _____________ , 1998. As a result of the transaction, LightSpeed has become a division of Cisco.

               In connection with the acquisition, Cisco has assumed all of your outstanding LightSpeed stock options so that those options now cover shares of Cisco common stock. Several additional changes to your options were also made as part of the assumption process.

               If you currently hold LightSpeed options granted prior to August 27, 1997 (the "Pre-August 27, 1997 Options"), you will find attached a Stock Option Assumption Agreement for Version 1.1, 2.1 and 2.1a of Individual Stock Option Agreement setting forth the changes to such options as a result of the merger. If you currently hold LightSpeed options granted after August 26, 1997 (the "Post-August 26, 1997 Options"), you will find attached a Stock Option Assumption Agreement for Version 3.1 and 4.1 of Individual Stock Option Agreement setting forth the changes to those options as a result of the merger. The applicable changes to both the Pre-August 27, 1997 Options and the Post-August 26, 1997 Options can be summarized as follows:

               1. The number of shares of Cisco common stock subject to each of your Pre-August 27, 1997 Options and/or Post-August 26, 1997 Options has been adjusted to reflect the ratio at which shares of LightSpeed common stock were exchanged for shares of Cisco common stock in the merger. That ratio was ____________ of a share of Cisco common stock for each share of LightSpeed common stock (the "Exchange Ratio"). As a result, the number of Cisco shares now subject to each such option is equal to the number of shares of LightSpeed common stock subject to that option immediately before the merger, multiplied by ________________ and rounded down to the nearest whole share.

               2. The aggregate exercise price under each of your Pre-August 27, 1997 and Post-August 26, 1997 Options remains the same as the aggregate



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        exercise price in effect under that option immediately prior to the merger. However, the exercise price per share for each such option has been adjusted to reflect the Exchange Ratio. Accordingly, the exercise price per share in effect under each of your Pre-August 27, 1997 Options and/or Post-August 26, 1997 Options immediately before the merger has been divided by . and rounded up to the nearest whole cent to establish the price per share payable for the Cisco common stock now subject to that option.

               3. PRE-AUGUST 27, 1997 OPTIONS ONLY: At the time the merger was completed, you received immediate credit for one (1) year of vesting under each of your Pre-August 27, 1997 Options. Such accelerated vesting was in accordance with the terms of the Individual Stock Option Agreement applicable to such option, as amended by (i) the First Amendment to Individual Stock Option Agreement and (ii) that certain letter agreement dated [DATE CODE] (the "Letter Agreement"), between you and LightSpeed (collectively, the "Modified Option Agreement"). Following the merger, the remaining shares subject to each of your Pre-August 27, 1997 Options will continue to vest in accordance with the same installment vesting schedule in effect for each such option under the terms of the applicable Modified Option Agreement, with the number of Cisco shares subject to each such installment adjusted to reflect the Exchange Ratio. However, following the merger, you will now earn vesting credit for the period you continue in employment or service with Cisco (or any Cisco subsidiary).

               4. POST-AUGUST 26, 1997 OPTIONS ONLY: Under the terms of your Letter Agreement, the merger was deemed NOT to constitute a termination, dissolution or liquidation of LightSpeed which would trigger accelerated vesting under the Post-August 26, 1997 Options. Accordingly, none of your Post-August 26, 1997 Options vested or otherwise accelerated by reason of the merger, and no other change has been made to the vesting schedule in effect for your Post-August 26, 1997 Options. Each such option will therefore continue to vest in accordance with the same installment vesting schedule in effect under that option, with the number of Cisco shares subject to each such installment adjusted to reflect the Exchange Ratio. However, following the merger, you will now earn vesting credit for the period you continue in employment or service with Cisco (or any Cisco subsidiary).

               As noted, the assumption by Cisco of your Pre-August 27, 1997 Options (if any) is evidenced by the Stock Option Assumption Agreement for Versions 1.1, 2.1 and 2.1a of Individual Stock Option Agreement, two (2) copies of which are attached to this document (as applicable). In addition, the assumption by Cisco of your Post-August 26, 1997 Options (if any) is evidenced by the Stock Option Assumption Agreement for Versions 3.1 and 4.1 of Individual Stock Option Agreement, two (2) copies of which are attached (as applicable). Each such Stock Option Assumption Agreement contains the adjustments to the terms of your LightSpeed options discussed above. Please review the enclosed agreement(s) carefully so that you understand your


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rights under those options to acquire Cisco shares. You should contact Robert
Turner at Cisco at (408) 527-2098 if you have any questions.

               After you have reviewed the attached agreement(s), please sign one copy of each version (as applicable) and return the executed agreement(s) to Mr. Turner in the pre-addressed envelope enclosed. You should attach the remaining copy of each version to the appropriate LightSpeed option agreement so that you will have a complete record of all the terms and provisions applicable to your options as now assumed by Cisco. As noted above, the Stock Option Assumption Agreement for Versions 1.1, 2.1 and 2.1a of Individual Stock Option Agreement relates to each of your Pre-August 27, 1997 Options (if any) and should accordingly be attached to each of your existing stock option agreements for those options. The Stock Option Assumption Agreement for Versions 3.1 and
4.1 of Individual Stock Option Agreement relates to each of your Post-August 26, 1997 Options (if any) and should therefore be attached to each stock option agreement for those grants.